                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO.1)


                              NBC Internet, Inc.
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                               (Name of Issuer)

                   Common Stock, par value $0.0001 per share
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                        (Title of Class of Securities)

                                  62873D-10-5
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                                 (CUSIP Number)

                                  Chris Kitze
                            Chief Executive Officer
                              NBC Internet, Inc.
                                225 Bush Street
                        San Francisco, California 94104
                                (415) 288-2500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 9, 2000
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            (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box [_].
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                                 SCHEDULE 13D
--------------------------------                ------------------------------
CUSIP No. 62873D-10-5                                      Page 2 of 6 Pages
--------------------------------                ------------------------------

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Christopher A. Kitze and Christina M. Kitze, as individuals and as general partners of Flying Disc Investments Limited Partnership, a Nevada limited partnership
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
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                  7     SOLE VOTING POWER
  NUMBER OF             -0-

   SHARES
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                  8     SHARED VOTING POWER
BENEFICIALLY            3,050,680 Class A common stock**

  OWNED BY
             ------------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
    EACH                -0-

  REPORTING
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                 10     SHARED DISPOSITIVE POWER
   PERSON               3,050,680 Class A common stock**

     WITH
             ------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,050,680 Class A common stock**

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.5%***

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14   TYPE OF REPORTING PERSON*

     Christopher A. Kitze:  IN, Christina M. Kitze:  IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**All shares are held by Flying Disc Investments Limited Partnership, a Nevada limited partnership, of which Mr. and Mrs. Kitze are the general partners. Mr. and Mrs. Kitze share voting and dispositive power over those shares.

***In calculating the percentage of the class of securities beneficially owned by the Reporting Persons, such percentage was computed on the total number of shares of Class A common stock and Class B common stock outstanding as of December 31, 1999.
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                                                               Page 3 of 6 Pages

Item 1.  Security and Issuer:

          This Schedule 13D relates to the common stock, $.0001 par value per share, of NBC Internet, Inc. ("NBCi") whose principal executive offices are located at 225 Bush Street, San Francisco, California 94104. The common stock of NBCi is divided into two classes: the Class A common stock and the Class B common stock, both of which are voting securities. The Class A common stock and the Class B common stock are the same in all respects except for important governance rights, the fact that only the Class A common stock will be publicly traded and that only National Broadcasting Company, Inc. ("NBC") and its affiliates may hold shares of Class B common stock. In calculating the percentage of the class of securities beneficially owned by the Reporting Persons, such percentage was computed on the total number of shares of Class A common stock and Class B common stock outstanding as of December 31, 1999.

Item 2.  Identity and Background:

          This statement is being filed by Christopher A. Kitze and Christina M. Kitze, as individuals and as general partners of Flying Disc Investments Limited Partnership, a Nevada limited partnership, each referred to herein as the "Reporting Persons."

                                Present Business Address or
                                ---------------------------
     Name/Citizenship                 Residence                  Present Principal Occupation
------------------------------        ---------                  -----------------------------

Christopher A. Kitze            NBC Internet, Inc.               Chief Executive Officer of NBC
United States                   225 Bush Street                  Internet, Inc.
                                San Francisco, CA  94104

Christina M. Kitze              30 Kite Hill Lane                Herself
United States                   Mill Valley, CA  94941

         During the last five years none of the Reporting Persons has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

         The Reporting Persons acquired the shares of Class A common stock in the merger of XOOM.com, Inc. ("Xoom") with and into Xenon 3, Inc., a wholly owned subsidiary of NBCi, with Xoom being the surviving corporation, pursuant to the terms and provisions of the Agreement and Plan of Contribution and Merger dated May 9, 1999, as amended on October 20, 1999 among NBCi, Xoom, Xenon 3, Inc., CNET, Inc. and SNAP! LLC (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement each outstanding share of Xoom was converted into one
(1) share of Class A common stock.  The merger was effective
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                                                               Page 4 of 6 Pages

November 29, 1999. As a result of the merger the shares of common stock of Xoom held by the Reporting Persons were converted into shares of Class A common stock of NBCi.

Item 4.  Purpose of Transaction:

         As discussed in Item 3 of this Schedule 13D, the Reporting Persons acquired the Class A common stock pursuant to the terms of the Merger Agreement. The transactions contemplated by the Merger Agreement were part of a series of transactions that formed NBCi. These transactions are discussed in detail in the proxy statement/prospectus dated November 2, 1999 which forms a part of NBCi's Registration Statement on Form S-4 (Registration Number 333-82639).

         None of the Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer:

         (a) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. The Reporting Persons own 3,050,680 shares of NBCi's Class A common stock.

         (b) Except as disclosed in Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of the common stock of NBCi.

         (c) The Reporting Persons sold 300,000 shares of the Class A common stock in an underwritten public offering dated February 9, 2000 at $81.375 per share.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         Flying Disc Investments Limited Partnership ("Flying Disc") and Christopher A. Kitze have entered into a registration rights agreement dated November 30, 1999 with NBCi, NBC, GE Investments Subsidiary, Inc. and CNET, Inc. Under the registration rights agreement NBCi, upon the request of Mr. Kitze and Flying Disc, among others, is obligated to file a shelf registration statement at any time following the later of November 30, 2000 or the date NBCi is first able to file a Registration Statement on Form S-3. In addition, Mr. Kitze, on behalf of himself or Flying Disc, has three demand rights, one of which can be made on Form S-1 and one of which can be for a shelf registration. CNET, Inc. will be entitled to exercise its initial demand right before other parties for a period of 60 days following consummation of the contribution agreement. In such event, the Class A common stock requested by CNET, Inc. to be included in such offering may be reduced to the lesser of 50% of the securities to be sold or all of the securities requested to be included by CNET, Inc., with the remainder to be allocated between NBCi and Mr. Kitze.
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                                                               Page 5 of 6 Pages

          Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of NBCi, including, but not limited to, transfer or voting of any of the securities of NBCi, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of NBCi.

Item 7.  Material to be Filed as Exhibits:

         Not Applicable
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                                                               Page 6 of 6 Pages

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 18, 2000
                              -----------------


                                   /s/ Christopher A. Kitze
                              -------------------------------------
                              Christopher A. Kitze
                              An Individual and as General Partner
                              of Flying Disc Investments Limited Partnership


                                   /s/ Christina A. Kitze
                              -------------------------------------
                              Christina A. Kitze
                              An Individual and as General Partner
                              of Flying Disc Investments Limited Partnership